EXHIBIT 99.1

Stock Exchange Program

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Extreme’s Board and stockholders have approved an option exchange program for US employees in which eligible stock option grants can be exchanged for a lesser number of RSUs or cash depending on the exercise price of the option.

•	Details of the plan will be contained in the Tender Offer document which will be available to employees once the exchange program begins (anticipated start date is February 4, 2010).

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To participate, employees will use a web-based tool to make and submit their elections to Extreme within the time set forth in the Tender Offer. Participation is completely voluntarily and it is up to you to decide if you want to exchange your options or not.